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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LOMBARD SECURITIES INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Lancaster Street
(No. and Street)

Baltimore, MD 21231
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Socha (410) 342-1300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Socha, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Lombard Securities Incorporated, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Teresa L. Wolf
Notary Public
Baltimore City, MD
My Commission Expires
3/27/2017

Signature

Chief Operating Officer
Title

Teresa L Wolf 2 24 2015
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD SECURITIES INCORPORATED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTOF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-6

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lombard Securities Incorporated

We have audited the accompanying statement of financial condition of Lombard Securities Incorporated (a Maryland corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Lombard Securities Incorporated's management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Lombard Securities Incorporated as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
March 1, 2015

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash and Cash Equivalents	$ 816,056	$ 745,619
Cash Held for the Exclusive Benefit of Customer	150	150
Receivable from Clearing Firm	59,162	60,459
Commissions and Fees Receivable	40,665	29,877
Prepaid Expenses	55,754	44,216
Furniture and Equipment - Net	19,785	25,921
Clearing Deposit	100,100	100,080
Other Assets	34,841	56,677
Total Assets	$ 1,126,513	$ 1,062,999

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2014	2013
Compensation payable	$ 296,331	$ 234,062
Accounts payable and other accrued liabilities	75,143	63,525
Total Liabilities	371,474	297,587

STOCKHOLDERS' EQUITY

	2014	2013
Common Stock ($.01 Par Value, 100,000 Shares Authorized 26,189 Issued and 23,769 Outstanding)	268	268
Additional paid-in capital	1,478,591	1,478,591
Retained Earnings	(605,745)	(595,372)
Treasury Stock	(118,075)	(118,075)
Total Stockholders' Equity	755,039	765,412
Total Liabilities and Stockholders' Equity	$ 1,126,513	$ 1,062,999

See accompanying Notes to Financial Statements

NOTE 1 – ORGANIZATION

Lombard Securities Incorporated (the "Company") was incorporated in the State of Maryland in July, 1990 and is a securities broker-dealer located in Baltimore, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SPIC) and the Municipal Securities Rulemaking Board (MSRB).

Lombard Agency, Inc., a wholly-owned subsidiary, was incorporated in the State of Maryland in January, 1991 as an insurance brokerage agency.

Lombard Advisers Incorporated, a wholly-owned subsidiary, was incorporated in the State of Maryland in August, 1994 as an investment adviser.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying customer margin accounts, or otherwise holding customer funds or securities, or performing custodial duties with respect to customers' securities. It also requires the Company to promptly deliver all customer funds and securities related to mutual fund transactions and to transact all customer securities transactions through a special reserve bank account for the exclusive benefit of its customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker/dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Company and its wholly owned subsidiaries, Lombard Agency, Inc. and Lombard Advisers Incorporated. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in the consolidation.

Revenue Recognition - Commission income and related expense from security transactions are recorded on a trade date basis. Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned

Cash and Cash Equivalents - The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned - Securities owned are valued at their fair market value, determined from quoted market prices.

Property and Equipment - Furniture and equipment are stated at cost net of $252,165 accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, usually 5 years. Depreciation expense for the year ended December 31, 2014, was $11,745.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. As of December 31, 2014, the Company has a net operating loss carry forward of approximately $495,000 for income tax purposes. These carry forwards expire starting in the year ending December 31, 2018 and will be completely expired by December 31, 2032. No deferred tax assets have been recorded in the accompanying balance sheet due to the uncertainty of realization. Similarly, no provision for income taxes is recorded in the accompanying statement of income, as the tax expense computed at the statutory Federal and state income tax rates has been offset by a change in valuation allowance. In general the prior three years tax returns filed with various taxing agencies are open to examination.

Supplemental Cash Flow Disclosure - No cash was paid for income taxes or interest during the year ended December 31, 2014.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker relating to client securities transactions introduced by the Company and amounts due from mutual funds and insurance companies.

NOTE 4 - CLAIMS AND ASSESSMENTS

The Company is generally engaged in ongoing legal matters.

NOTE 5 - OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2014, the Company is in compliance with this rule.

Lombard Advisers Incorporated, a wholly-owned subsidiary of the Company, is required to compute net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) on a stand-alone basis. At December 31, 2014, Lombard Advisers Incorporated had net capital of $40,279.

NOTE 7 - LEASE COMMITMENTS

The Company has entered into a lease for office facilities which expires on March 31, 2017. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

2015	$	102,159
2016		105,761
2017		26,704
Total	$	234,624

Rent expense for the year ended December 31, 2014 was $106,733.

NOTE 8 - EMPLOYEE PENSION PLAN

The Company has an employee pension plan whereby the Company matches a portion of the contributions made by the employees. All employees meeting certain age and service requirements are eligible to participate in the plan.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. For the years ended December 31, 2014 and 2013 costs were $2,823 and $2,702 respectively.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2015, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lombard Securities Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lombard Securities Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lombard Securities Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Lombard Securities Incorporated stated that Lombard Securities Incorporated met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Lombard Securities Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lombard Securities Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
March 1, 2015

LOMBARD™
SECURITIES INCORPORATED

EXEMPTION REPORT

December 31, 2014

To the best of our knowledge and belief, Lombard Securities Incorporated is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraphs 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). The Company met the exemption provisions in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2014 without exception.

Very truly yours,

C. Curtis Fox
CCO

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Lombard Securities Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lombard Securities Incorporated, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lombard Securities Incorporated's compliance with the applicable instructions of Form SIPC-7. Lombard Securities Incorporated's management is responsible for Lombard Securities Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

Washington, DC
March 1, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2038********************MIXED AADC 220
043340 FINRA DEC
LOMBARD SECURITIES INC
1820 LANCASTER ST 2ND FL
BALTIMORE MD 21231-3584

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Socha 410342-13c

2. A. General Assessment (item 2e from page 2) $ 4,577.66

B. Less payment made with SIPC-6 filed (exclude interest) (2,062.00)
7/30/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,515.66

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,515.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,515.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Securities Incorporated
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 15.

C Curtis Fox / Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

	Eliminate cents
o.	
al revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,024,354
iitions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
ductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,089,867
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	103,422
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅	
) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅	
Enter the greater of line (i) or (ii)	∅
Total deductions	2,193,289
perating Revenues	$ 1,831,065
essment @ .0025	$ 4,577.66
	(to page 1, line 2.A.)